REPORT TO SHAREHOLDERS
 For the nine-month period ended September 30, 2002
___________________________________________

CORPORATE UPDATE

On September 26, 2002, the Company announced an important milestone in its long-standing relationship with Suncor Energy Inc. with the completion of two agreements. Under the Tailings Agreement, Birch Mountain has the exclusive right to extract and recover precious metals from froth treatment tailings that are produced as a residual by-product of oil sands processing, subject to demonstrating the commercial feasibility of precious metal recovery from the tailings within five years. Currently, Suncor produces approximately 8,000 tons per day of froth treatment tailings. Birch Mountain will pay all costs including the cost of developing and refining technology for extracting precious metals from Suncor's tailings, pilot studies, independent technical and economic verification, and engineering and construction costs. Upon commencement of production, Birch Mountain will receive 85% of the net production revenue ("NPR") until payout of capital costs, at which time NPR will be shared equally by Suncor and Birch Mountain.

The Limestone Agreement replaces a previous agreement allowing Suncor to excavate limestone from a small area of Birch Mountain's mineral leases. Under the Limestone Agreement, Suncor paid Birch Mountain $250,000 for limestone used and allow Birch Mountain to excavate and remove up to 500,000 tonnes of limestone per year from its mineral leases within the area of Suncor's current Steepbank and Millennium mines, subject to certain operational constraints. Suncor is granted unrestricted access to limestone from Birch Mountain's mineral leases for its own use, except in areas where Birch Mountain provides prior notification that the limestone contains commercial grades and quantities of precious metals or other minerals.

Birch Mountain continues to make progress despite the difficult financial condition of the company. The Company is in negotiations with several potential equity investment parties and potential joint venture partners, and hopes to close a financing and or business arrangement by year-end.

MINERAL TECHNOLOGY DIVISION ("MTD")

Birch Mountain's R&D work within MTD continues, but at a reduced pace. In-house research continues to focus on the development of alternative methods for precious metals analysis in rocks from the Athabasca property, building on the successful detection of precious metals in rocks and extract solutions by GEO LABS and CanTech described in the news release of March 7, 2002.

The independent verification of the precious metal assay method developed by AuRIC Precious Metals Inc. has been suspended pending refinancing.

Senior Geologist Glen De Paoli is collaborating with colleagues from Fibics Incorporated, Ottawa, Ontario, on a research paper on methods for transmission electron microscope analysis of natural precious metal nanoparticles that is to be presented at the annual meeting of the Society for Mining, Metallurgy and Exploration in Cincinnati in February, 2003.

Birch Mountain received notice from the U.S. Patent and Trademark Office on October 31, 2002, that the current projected publication date for its patent is January 9, 2003.

MINERALS EXPLORATION DIVISION ("MED")

Work of the MED is primarily directed at maintaining the good standing of the mineral permits and leases that make up the Company's Athabasca property. Birch Mountain has engaged a consultant to prepare an independent technical report on precious metal exploration of its northeast Alberta properties. We hope that the report will be completed, filed with the regulatory authorities and made available on the Company's web site by year-end.

INDUSTRIAL MINERAL DIVISION ("IMD")

Disclaimer: The estimate of the quantity and quality of limestone presented here is conceptual in nature. There has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource.

The Company's mineral rights include "industrial minerals", i.e. limestone, and earlier this year management decided to examine the commercial opportunities for limestone and limestone products. The sale of limestone to Suncor Energy Inc. confirmed that there is a market for limestone aggregate in the region, which led to the evaluation of a quarry site north of Suncor's operations.

On October 1, 2002, Birch Mountain initiated the regulatory approval process with Alberta Environment for a license to operate a limestone quarry 60 km north of Fort McMurray in Township 94-10W4. Later in October, the Company published a Public Notice in the Edmonton and Fort McMurray newspapers advising the application, and issued a Public Disclosure Document which describes the project and the Proposed Terms of Reference for the Environmental Impact Assessment Report, both of which are available on the Company's website. As well, Birch Mountain released a preliminary geological appraisal of the proposed limestone quarry, which is also available on the web site.

The proposed limestone quarry will cover an area of 165 hectares (408 acres) and is located in one of the few areas in the Fort McMurray region where limestone is present at surface. There is good existing access and the location is central to oil sands operations that utilize large amounts of aggregate. A conceptual estimate of the quantity and quality of the limestone present in the proposed quarry was made by extrapolating information from a number of drill cores in the area and ranges from 119-136 million tonnes (131-149 million tons).

Possible uses for limestone in the Fort McMurray region include road building and construction material such as riprap for erosion control structures, concrete aggregate, and dimensional stone. Birch Mountain is investigating the suitability of the limestone for calcining for the production of quicklime, which could be used by oil sands companies for flue gas desulphurization and water treatment and other industrial users in northern Alberta.

Best regards to all our shareholders for the Holiday Season.

Douglas J. Rowe, President & CEO,
November 26, 2002